UGI UTILITIES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - EXHIBIT 12.1
(Thousands of dollars)

	Three Months Ended December 31,

		Year Ended September 30,
	2011	2011	2010	2009	2008	2007
Earnings:
Earnings before income taxes	$53,998	$168,693	$147,183	$125,554	$123,977	$122,766
Interest expense	10,607	42,728	42,336	43,918	39,065	42,327
Amortization of debt discount and
expense	199	1,060	627	625	467	462
Estimated interest component of
rental expense	462	1,740	1,912	1,965	1,619	1,506
	$65,266	$214,221	$192,058	$172,062	$165,128	$167,061

Fixed Charges:
Interest expense	$10,607	$42,728	$42,336	$43,918	$39,065	$42,327
Amortization of debt discount and
expense	199	1,060	627	625	467	462
Allowance for funds used during
construction (capitalized interest)	2	90	74	160	139	179
Estimated interest component of
rental expense	462	1,740	1,912	1,965	1,619	1,506
	$11,270	$45,618	$44,949	$46,668	$41,290	$44,474

Ratio of earnings to fixed charges	5.79	4.70	4.27	3.69	4.00	3.76